

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Jason Aiken
Chief Financial Officer
General Dynamics Corporation
11011 Sunset Hills Road
Reston, Virginia 20190

>   **Re: General Dynamics Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2020**
>   **Filed February 9, 2021**
>   **File No. 001-03671**

Dear Mr. Aiken:

We have reviewed your November 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2021 letter.

Response Letter Dated November 5, 2021

Form 10-K for Fiscal Year Ended December 31, 2020

1.   We note the description of your risk-management program provided with your response to prior comment 3. Please tell us about the indirect consequences of climate-related regulation or business trends identified as part of your risk assessment, such as those noted in comment 3 in our letter dated September 21, 2021, and further explain how management determined that they are not material.

2.   Your response to prior comment 5 states you have not incurred any material costs arising from weather-related damages to property or operations in recent years. Please provide us with quantitative information to support this statement.

3.   We note from your response to comment 5 that business units potentially affected by

severe weather events address and mitigate the risk through your corporate risk management process. As certain sites appear to be vulnerable to severe weather events, explain further how you considered providing disclosure of material risks of, or consequences from, such events.

 You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Manufacturing